UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

SIMON WORLDWIDE, INC. (formerly, CYRK, Inc.)

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

828 815 100

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies

9130 West Sunset Boulevard

Los Angeles, California 90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,681,047

	8.	Shared Voting Power 3,681,047+

	9.	Sole Dispositive Power 3,681,047

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,681,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.

Percent of Class Represented by Amount in Row (11)
18.1% (based upon the number of shares of Simon Worldwide Inc. (“Simon”) common stock reported as outstanding in Simon’s annual report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”)).

14.	Type of Reporting Person (See Instructions) IN

+ Does not include 4,588,768 shares of Simon common stock reported in the 2004 10-K as being held by the Shareholders (as defined in Item 6 below) who are parties to a Voting Agreement with Overseas Toys, L.P. that is described in more detail in Items 5 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,681,047

	8.	Shared Voting Power 3,681,047+

	9.	Sole Dispositive Power 3,681,047

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,681,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 18.1% (based upon the number of shares of Simon common stock reported as outstanding in the 2004 10-K).

14.	Type of Reporting Person (See Instructions) OO

+ Does not include 4,588,768 shares of Simon common stock reported in the 2004 10-K as being held by the Shareholders who are parties to a Voting Agreement with Overseas Toys, L.P. that is described in more detail in Items 5 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Multi-Accounts, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,681,047

	8.	Shared Voting Power 3,681,047+

	9.	Sole Dispositive Power 3,681,047

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,681,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 18.1% (based upon the number of shares of Simon common stock reported as outstanding in the 2004 10-K).

14.	Type of Reporting Person (See Instructions) OO

+ Does not include 4,588,768 shares of Simon common stock reported in the 2004 10-K as being held by the Shareholders who are parties to a Voting Agreement with Overseas Toys, L.P. that is described in more detail in Items 5 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Overseas Toys, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,681,047

	8.	Shared Voting Power 3,681,047+

	9.	Sole Dispositive Power 3,681,047

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,681,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 18.1% (based upon the number of shares of Simon common stock reported as outstanding in the 2004 10-K).

14.	Type of Reporting Person (See Instructions) PN

+ Does not include 4,588,768 shares of Simon common stock reported in the 2004 10-K as being held by the Shareholders who are parties to a Voting Agreement with Overseas Toys, L.P. that is described in more detail in Items 5 and 6 below.

Item 1.	Security and Issuer

This statement relates to the common stock (the “Common Stock”), $0.01 par value per share, of Simon Worldwide, Inc. (formerly, Cyrk, Inc.), a Delaware corporation (“Simon”), with its principal executive offices located at 5200 W. Century Boulevard, Los Angeles, California 90045. On November 10, 1999, Overseas Toys L.P., a Delaware limited partnership (“Overseas Toys”), acquired (i) 25,000 shares of Series A Senior Cumulative Participating Convertible Preferred Stock, $0.01 par value per share, of Simon (“Preferred Stock”), which were initially convertible into 3,030,303 shares of Common Stock, and (ii) a warrant which has since expired.  As a result of accrued and unpaid dividends on the Preferred Stock, as of March 31, 2005, Overseas Toys owned approximately 30,369 shares of Preferred Stock, convertible into 3,681,047 shares of Common Stock.  The Preferred Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Preferred Stock and the warrant for investment purposes. The Reporting Persons review their investment in Simon from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Preferred Stock and the Common Stock, (ii) subsequent developments affecting Simon, (iii) Simon’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in Simon.

On April 15, 2005, Overseas Toys, L.P. indicated by letter to Simon its intent to exercise its right to designate three directors to the board of directors of Simon.  See Exhibit 99.1 hereto.

Simon has disclosed in its annual report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”) that its board of directors continues to consider various alternative courses of action going forward, including possibly acquiring or combining with one or more operating businesses.  In conjunction with the foregoing, the Reporting Persons expect to explore plans or proposals that relate to or would result in:

(a)  The acquisition by any person of additional securities of Simon, or the disposition of securities of Simon;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Simon or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of Simon or any of its subsidiaries;

(d)  A change in the present board of directors or management of Simon, including a change in the number or term of directors or the filling of any existing vacancies on the board;

(e)  A material change in the present capitalization or dividend policy of Simon;

(f)  Other material changes in Simon’s business or corporate structure;

(g)  Changes in Simon’s charter or bylaws or other actions which may impede the acquisition of control of Simon by any person;

(h)  Causing a class of securities of Simon to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of Simon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  An action or actions similar to any of those enumerated above.

In connection with the activities described above, the Reporting Persons intend to (1) resume participation in the management of Simon through representation on the board of directors of Simon, including participation on committees of the board of directors, (2) discuss with management, directors, other shareholders and others Simon’s business, the value of Simon and its businesses, Simon’s management, potential alternatives and opportunities listed above and other issues that might affect the value of Simon; and (3) express their views and, together with other advisers, provide advice to management, directors, other shareholders and others.

There is no assurance that the foregoing activities of the Reporting Persons will result in the consummation of any material transaction or event affecting Simon.  The Reporting Persons may cease or resume exploring such alternatives or potential opportunities at any time or from time to time.   Any alternatives or potential opportunities which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for Simon’s securities, the financial condition, results of operations and prospects of Simon and general economic, financial market and industry conditions.

Pursuant to the terms of the Securities Purchase Agreement, Simon agreed to reconstitute the board of directors of Simon to consist of seven members, three of which are designated by Overseas Toys. Overseas Toys is entitled to three designees for director so long as Overseas Toys owns securities representing at least 3,131,313 shares of Common Stock, and to two designees for director so long as it owns securities representing at least 1,565,656 shares of Common Stock, and to one designee for director so long as it owns securities representing at least 782,828 shares of Common Stock. As discussed in Item 5 below, the Preferred Stock held by Overseas Toys is convertible into approximately 3,681,047 shares of Common Stock as of March 31, 2005. As discussed in Item 6 below, pursuant to the Voting Agreement, stockholders holding approximately 27.6% of the issued and outstanding Common Stock as of December 31, 2004 (or approximately 22.6% of the combined voting power of all of Simon’s stockholders as of December 31, 2004 with the holders of Common Stock and Preferred Stock voting together as a single class, based on the Reporting Persons’ calculation), have agreed to vote to elect Overseas Toys’ nominees for director. In addition, so long as Overseas Toys is entitled to nominate any such designees, Overseas Toys is entitled to name one designee as Chairman of the Board.

So long as Overseas Toys beneficially owns securities representing at least 782,828 shares of Common Stock and Simon complies with its covenants under the Securities Purchase Agreement, Overseas Toys has agreed that it will not (without the consent of Simon) acquire or propose to acquire additional shares of Common Stock or solicit proxies in opposition to the board of directors of Simon. However, if without the support of Simon’s board of directors any third party acquires more than 20% of the outstanding Common Stock, solicits proxies or makes any announcement of its intent to do the foregoing, then Overseas Toys may make a proposal to the disinterested members of the board of directors to acquire additional shares of Common Stock or solicit proxies. In addition, Overseas Toys may acquire shares of Common Stock to preserve its voting power and the voting power of the parties to the Voting Agreement, provided that any shares in excess of 23% of the outstanding shares must be voted in proportion to the votes of all other shareholders on all matters other than the election of Overseas Toys’ nominations to the board of directors. The securities acquired by Overseas Toys will not be subject to any transfer restrictions other than those imposed by applicable securities laws. Transferees will not be bound by the standstill provisions described in this paragraph.

Item 5.	Interest in Securities of the Issuer

(a) On November 10, 1999, Overseas Toys acquired (i) 25,000 shares of Preferred Stock, which were initially convertible into 3,030,303 shares of Common Stock, and (ii) a warrant which has since expired.  As a result of accrued and unpaid dividends on the Preferred Stock, as of March 31, 2005, Overseas Toys owned approximately 30,369 shares of

Preferred Stock, convertible into 3,681,047 shares of Common Stock.  Following the issuance of such shares upon conversion thereof and after giving effect to accrued but unpaid dividends, based upon the number of shares of Common Stock reported as being outstanding in the 2004 10-K, such shares would constitute approximately 18.1% of the issued and outstanding shares of Common Stock.  The Preferred Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Pursuant to the Voting Agreement described in Item 6 below, the Shareholders (as defined in Item 6 below) are required, in specific circumstances, to vote all of the shares of Simon’s Common Stock held by each such Shareholder in favor of the designees of Overseas Toys for election to the board of directors of Simon. Certain of the Shareholders also granted a proxy appointing Overseas Toys as such stockholders’ attorney-in-fact and proxy, with full power of substitution, for and in each Shareholder’s name, to vote, express, consent or dissent, or otherwise to utilize such voting power solely with respect to the election to the board of directors of Overseas Toys’ designees as set forth in the preceding sentence. Accordingly, the Reporting Persons may be deemed to share voting power over the shares of Common Stock owned by the Shareholders. According to the disclosures set forth in the 2004 10-K, the Shareholders owned 4,588,768 shares of Common Stock as of December 31, 2004, an amount which represents approximately 27.6% of the issued and outstanding Common Stock as of such date (or approximately 22.6% of the combined voting power of all of Simon’s stockholders as of December 31, 2004 with the holders of Common Stock and Preferred Stock voting together as a single class, based on the Reporting Persons’ calculations).  Assuming the conversion of all shares of Preferred Stock owned by Overseas Toys as described above, following the issuance of such shares, such shares combined with the shares of the Shareholders would number approximately 8,269,815 (based on the Reporting Persons’ calculation of the shares issuable on conversion of the Preferred Stock), which would then constitute approximately 40.7% of the issued and outstanding Common Stock. The Reporting Persons expressly disclaim any admission that they have beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except the 3,681,047 shares with respect to which the Reporting Persons collectively possess sole dispositive power.

(b)           Burkle controls OA3, which controls Multi-Accounts, which in turn controls Overseas Toys. Thus, the Reporting Persons have shared dispositive power over 3,681,047 shares of Common Stock.  In light of the Voting Agreement with the Shareholders described above, the Reporting Persons may be deemed to share voting power over approximately 8,269,815 shares of Common Stock (based on the Reporting Persons’ calculation of the shares issuable on conversion of the Preferred Stock).  See the response to Item 5(a) above.

(c)           None, to the knowledge of the Reporting Persons.

(d)           None, to the knowledge of the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Overseas Toys and Simon are parties to a Securities Purchase Agreement and a Registration Rights Agreement. Overseas Toys and certain stockholders of Simon (Patrick Brady, Allan Brown, Gregory Shlopak the Cyrk International Foundation and The Eric Stanton Self-Declaration of Revocable Trust) are parties to a Voting Agreement. Yucaipa and Simon entered into a Management Agreement which has been terminated.

SECURITIES PURCHASE AGREEMENT

Pursuant to the Securities Purchase Agreement between Overseas Toys and Simon, Overseas Toys paid Simon $25 million for $25 million face amount of convertible preferred stock and a warrant, which has since expired unexercised, to purchase additional preferred stock. The Securities Purchase Agreement provides for board representation for Overseas Toys as described in Item 4 above, and also contains the standstill provisions described in Item 4 above. The Securities Purchase Agreement contains customary representation and warranties and covenants.

VOTING AGREEMENT

Pursuant to the Voting Agreement between Patrick Brady, Allan Brown, Gregory Shlopak, the Cyrk International Foundation and The Eric Stanton Self-Declaration of Revocable Trust (collectively, the “Stockholders”) and Overseas Toys, the Stockholders have agreed to vote all of their shares of Common Stock to elect three nominees of Overseas Toys to the board of directors of Simon. The Stockholders together owned approximately 27.6% of the issued and outstanding Common Stock as of December 31, 2004 based on the 2004 10-K (or approximately 22.6% of the combined voting power of all of Simon’s stockholders as of December 31, 2004 with the holders of Common Stock and Preferred Stock voting together as a single class, based on the Reporting Persons’ calculations).

REGISTRATION RIGHTS AGREEMENT

Overseas Toys and Simon entered into a Registration Rights Agreement whereby Overseas Toys will have certain registration rights with respect to the resale of Overseas Toys’ Common Stock issuable upon conversion of any of its shares of Preferred Stock. The Company has granted Overseas Toys an unlimited number of so-called “demand registration rights” to require Simon to use its best efforts to register the resale of these securities; however, Overseas Toys must sell in each demand registration at least the greater of 1,000,000 shares of Common Stock or the remaining number of shares of Common Stock then held by Overseas Toys.

In addition, if Simon registers for the resale of shares of Common Stock for Simon’s account or for the account of its other stockholders, Simon also may have to include in the registration shares held by Overseas Toys. Overseas Toys has an unlimited number of these so-called “piggyback registration rights”.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Letter dated April 15, 2005 from Overseas Toys, L.P. to Simon Worldwide, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2005

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Its: Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Its: Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its: Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

Exhibit 99.1	Letter dated April 15, 2005 from Overseas Toys, L.P. to Simon Worldwide, Inc.